UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
(Check one):	__ Form 10-K	__ Form 20-F	X Form 11-K	__ Form 10-Q	___Form 10-D	___ Form N-SAR
__ Form N-CSR
For the Period Ended: December 31, 2005

_____ Transition Report on Form 10-K
_____ Transition Report on Form 20-F
_____ Transition Report on Form 11-K
_____ Transition Report on 10-Q
_____ Transition Report on N-SAR
For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_____________________________________________________________________________________________

PART I - REGISTRANT INFORMATION

HSBC - NORTH AMERICA (U.S.) TAX REDUCTION INVESTMENT PLAN
Full Name of Registrant

2700 Sanders Road
Address of Principal Executive Office

Prospect Heights, Illinois 60070
City, State and Zip Code

PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
_X_ (a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
_X_ (b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

___ (c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period

The Registrant has experienced difficulties reconciling and testing individual fund and outstanding loan balance information required to be filed as part of form 11-K. These difficulties are directly related to system changes made to address timely repayment of participant loan balances.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Michael J. Forde (Name)	(847) (Area Code)	564-6153 (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s)
YES X NO _____

(3) Is it anticipated that any significant change in results of operations from the corresponding period of the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
YES ____ NO X

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
_____________________________________________________________________________ HSBC - NORTH AMERICA (U.S.) TAX REDUCTION INVESTMENT PLAN (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 30, 2006	By: /s/ Michael M. Carlson Assistant General Counsel - Benefits, HSBC North America Holdings Inc. Member of the Plan Administrative Committee

SEC 1344 (05-06)
OMB Number: 3235-0058